SYNALLOY CORPORATION

775 Spartan Boulevard, Suite 102

Spartanburg, South Carolina 29304

January 29, 2016

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Mr. Jay Ingram

Re:	Synalloy Corporation
Registration Statement on Form S-3
File No. 333-204850

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Synalloy Corporation, a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3, as amended (File No. 333-204850), to 11:00 a.m., Eastern Time, on February 3, 2016, or as soon thereafter as practicable.

In addition, we hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Scott Richter of LeClairRyan at (804) 343-4079 if you have any questions.

Very truly yours,

Synalloy Corporation

By:	/s/ Craig C. Bram
Craig C. Bram
President and Chief Executive Officer

cc: Scott H. Richter, Esq.